Bradford & Bingley

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


10015580

SUPPL

06 April 2010

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed announcement released by Bradford & Bingley plc to the equi[illegible] securities market in the UK.

Enclosed is a receipt acknowledgement which I should be grateful if you could re[illegible] the self addressed envelope to confirm receipt.

Yours faithfully

Hilary Hall (Mrs)
Company Secretary's Office

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

Bradford & Bingley plc

RECEIVED
2010 APR 27 A 8:32
CORPORATE FINANCE

6 April 2010

Bradford & Bingley plc is pleased to announce the appointment of Mr John Tattersall as a Non-Executive Director of the Board with immediate effect.

Mr Tattersall will be a member of the Audit, Risk & Compliance Committee.

Richard Pym, Chairman, said "we are delighted to welcome John Tattersall to the Board. His financial and regulatory experience will enable him to make a valuable contribution to the company."

ENDS

Enquiries
Bradford & Bingley Press Office:
+44 (0) 1274 554042
www.bbg.co.uk

Notes to Editors:

Mr Tattersall is a Cambridge graduate and qualified ACA with significant and senior experience over a long career at PricewaterhouseCoopers (1975 to 2009) where he specialised in the financial services sector. His assignments included reviews of compliance arrangements, control and governance frameworks, capital structures and various regulatory breaches. Before his recent retirement he was Chairman of PwC's Financial Services Regulatory Practice. He is also a non-executive director of Raphaels Bank, Gibraltar Financial Services Commission, English Touring Opera and South East Institute for Theological Education.

With Mr Tattersall's appointment the Board of Bradford & Bingley plc comprises:

Richard Pym	Chairman
Louise Patten	Non-Executive Director
Michael Buckley	Non-Executive Director
John Tattersall	Non-Executive Director
Richard Banks	Managing Director